Oranco, Inc.

One Liberty Plaza, Suite 2310 PMB# 21

New York, NY 10006

October 4, 2018

VIA EDGAR

John Reynolds

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Oranco, Inc.

Current Report on Form 8-K Filed July 6, 2018

File No. 000-28181

Dear Mr. Reynolds:

Oranco, Inc. (the “Company”, “Oranco,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 25, 2018 regarding Amendment No. 1 to our current report on Form 8-K (the “8-K”) previously filed on September 14, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment No. 2 to our 8-K is being submitted to accompany this Response Letter (“8-K/A”).

Security Ownership of Certain Beneficial Owners and Management, page 22

1.	We partially reissue prior comment 6. We continue to note the reference to 70,191,480 of common stock outstanding in this section. Please reconcile with references to 98,191,480 shares of common stock outstanding as disclosed elsewhere in this filing.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 22 of the 8-K/A and clarified that there were 70,191,480 shares of common stock outstanding as of June 28, 2018 prior to the closing of the share exchange on June 29, 2018 (the “Share Exchange”). Upon the closing of the Share Exchange, 28,000,000 new shares of common stock were issued on June 29, 2018. As a result, and after giving effect to the Share Exchange, there were 98,191,480 issued and outstanding shares of our common stock immediately after the closing, which is also the number of shares of common stock issued and outstanding as of the date of the 8-K/A.

Certain Relationships and Related Transactions, page 25

2.	We reissue prior comment 8 in part. Instruction 1 to Item 404 requires disclosure of related person information for the two fiscal years preceding the registrant’s last fiscal year where a filer is providing information required by a registration statement filed pursuant to the Securities Exchange Act. Please revise or advise.

Response: In response to the Staff’s comment, the following disclosure has been added on page 25 to the 8-K/A pursuant to Instruction 1 of Item 404:

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SEC rules require us to disclose any transaction or currently proposed transactions in which the Company is a participant and in which any related person has or will have a direct or indirect material interest involving the lesser of $120,000 or one percent (1%) of the average of the Company’s total assets as of the end of last two completed fiscal years. A related person is any executive officer, director, nominee for director, or holder of 5% or more of the Company’s Common Stock, or an immediate family member of any of those persons.

The descriptions set forth above under the captions “The Share Exchange and Related Transactions—Share Exchange Agreement,” “Executive Compensation—Employment Agreements” and “Director Compensation” and below under “Description of Securities—Options” are incorporated herein by reference.

As of June 30, 2018, June 30, 2017 and June 30, 2016, Sure Rich Investment (Group) Limited (“Sure Rich”) and its subsidiaries (together “Sure Rich Group”) had the following related-party transactions with Sure Rich’s director, Mr. Peng Yang:

During the fiscal year ending June 30, 2015, Fujian Jinou Trading Co., Ltd. (“Jinou”), a subsidiary of Sure Rich, borrowed RMB 4,700,000 from China CITIC Bank Fuqing Branch, with a fixed interest rate of 9% per annum for the period from October 13, 2015 to December 31, 2015. Mr. Peng Yang, in his personal capacity, repaid the loan (RMB 4,700,000) and interests accrued (RMB 122,655) on December 28, 2015. During the fiscal year ending June 30, 2016, Jinou borrowed RMB 4,650,000 from China CITIC Bank Fuqing Branch with a fixed interest rate of 6.53% per annum for the period from December 31, 2015 to November 30, 2016. Mr. Peng Yang, in his personal capacity, repaid the loan (RMB 4,650,000) and interests accrued (RMB 214,04) on September 26, 2016. The Company does not have any interest income that can be recognized as related transactions as of June 30, 2018.

	Unaudited June 30, 2018	June 30, 2017	June 30, 2016

Interest income from director	-	214,046	122,655

As of June 30, 2018, the Company had an amount of RMB 13,140,349 due from Mr. Peng Yang, and an amount of RMB 109,371,717 due to Mr. Peng Yang. During the year ending June 30, 2017 and 2016, the Company had an amount of RMB 11,814,199 and 16,642,476 due from Mr. Peng Yang, respectively, and an amount of RMB 13,395,233 due to Mr. Peng Yang. The Company’s loan due to Mr. Peng Yang does not bear interest and is due on demand.

	July 1, 2015	Settlement	Repayment	New Loans	June 30, 2016
Amount due to director	(13,395,233)	-	-	-	(13,395,233)
Amount due from director	16,692,476	-	(4,700,000)	4,650,000	16,642,476
	3,297,243		(4,700,000)	4,650,000	3,247,243

	July 1, 2016	Settlement	Repayment	New Loans	June 30, 2017
Amount due to director	(13,395,233)	-	-	-	(13,395,233)
Amount due from director	16,642,476	(178,277)	(4,650,000)	-	11,814,199
	3,247,243	(178,277)	(4,650,000)	-	(1,581,034)

	July 1, 2017	Settlement	Repayment	New Loans	June 30, 2018
Amount due to director	(13,395,233)	-	-	(95,976,484)	(109,371,717)
Amount due from director	11,814,199	-	-	1,326,150	13,140,349
	(1,581,034)			(94,976,484)	96,231,368

The amount due to our director increased significantly during the year ending June 30, 2018 as a result of Reliant’s acquisition of Sure Rich which closed on April 27, 2018 (the “Transaction”). Pursuant to the Transaction, Mr. Peng Yang transferred all his Sure Rich ordinary shares to Reliant for a consideration of RMB 94,05,934, which was considered fair value according to a business valuation report issued by a professional valuation service provider after appreciating the net assets of Sure Rich as of March 31, 2018. In addition, the amount due our director had increased significantly because Mr. Peng Yang, in his personal capacity, paid professional fees amounted to RMB 142,800 on behalf of Sure Rich during the fiscal year ended June 30, 2018.

As of June 30, 2018, June 30, 2017 and June 30, 2016, Sure Rich Group had the following related-party transactions with trade parties:

As of June 30, 2017 and June 30, 2016, the Sure Rich Group was owed an amount of RMB 15,000,875 and RMB 13,175,067 from Fuqing Jing Hong Trading Co. Ltd (“Jing Hong”), respectively, as trade receivables. Ms. Shan Yang, a sister of Mr. Pang Yang, our director, was as a director of Jing Hong on June 28, 2018. Management is of the opinion that these related party transactions were conducted in the normal course of business of the Sure Rich Group with standard sales terms and conditions. The Company does not have any trade receivables that can be recognized as related transactions as of June 30, 2018 because Ms. Shan Yang, a sister of Mr. Pang Yang, retired as a director of Jing Hong on June 28, 2018.

	Unaudited June 30, 2018	Audited June 30, 2017	Audited June 30, 2016

Sale to a related party- Jing Hong	14,359,832	25,110,022	25,110,022
Trade receivables included an amount due from a related party- Jing Hong	-	15,000,875	13,175,067

	July 1, 2015	Settlement for the sale	New Loans	Sale amount to the related party	Transfer to Account receivable	June 30, 2016
Amount due to a related party- Jing Hong	-	-	-	-	-	-
Amount due from a related party- Jing Hong	6,348,000	(5,225,172)	-	12,052,239	-	13,175,067

	July 1, 2016	Settlement for the sale	New Loans	Sale amount to the related party	Transfer to Account receivable	June 30, 2017
Amount due to a related party- Jing Hong	-	-	-	-	-	-
Amount due from a related party- Jing Hong	13,175,067	(23,284,214)	-	25,110,022	-	15,000,875

	July 1, 2017	Settlement for the sale	New Loans	Sale amount to the related party	Transfer to Account receivable	June 30, 2018
Amount due to a related party- Jing Hong	-	-	-	-	-	-
Amount due from a related party- Jing Hong	15,000,875	(24,953,935)	-	14,359,832	(4,406,773)	-
Trade receivables	-	-	-	-	4,406,773	4,406,773	[1]

1.	Jing Hong stopped being a related party to the Company on June 28, 2018. RMB 4,406,773 was the balance Jing Hong due to the Company as of June 30, 2018.

Except as above shown, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party.

We have a policy in place to address related party transactions. The policy outlines standards of review for the approval of transactions with related parties. Accordingly, the Company’s sole director, Mr. Peng Yang, reviews business proposals and recommends courses of actions that comply with the policy. In cases where a business proposal involves a related party, such a proposal will not be approved.

Consolidated Statements of Cash Flows, page F-6

3.	Your response to comment 13 indicates that you paid cash consideration of RMB 2,050,000 in acquiring an additional 41% interest in your subsidiary, Fenyang Jinqiang Wine Co Ltd. Please tell us why you have classified this transaction as an investing activity in your statement of cash flows given that your control over this subsidiary was maintained. Refer to ASC 230-10-45-14 through 45-1.

Response: In response to the Staff’s comment, the Company believes that the acquisition of the 41% additional interest in Fenyang Jinqiang Wine Co Ltd. satisfies the classification set forth in ASC 230-10-45-13(b) as being a payment to acquire equity instruments of other entities.

4.	We note the revisions made to your consolidated statements of cash flows for all periods presented in response to comment 14. Please tell us how you considered the error correction disclosures in ASC 250-10-50-7 through 50-11 as it relates to these revisions and provide the materiality analysis you performed in reaching your conclusion. Please refer to SAB Topics 1.M and 1.N.

Response: In response to the Staff’s comment, the following disclosure has been added to the consolidated statements of cash flows:

a. A statement that the consolidated statements of cash flows previously issued have been restated.

b. The errors that the SEC brought to our attention in the amounts reported for changes in “trade receivables,” “deposits, prepayments and other receivables,” and “receipts in advances, accruals and other payables” under operating activities in the fiscal year ended June 30, 2017 are classification errors caused by datalinks error in the preparation of the consolidated statements of cash flows. As the consolidated statements of cash flow are a stand-alone document, the errors are isolated and do not have any impact on any other balances within the financial statements.

c. The effect of the corrections on the amounts reported in the consolidated statement of cash flows for changes in “trade receivables,” “deposits, prepayments and other receivables,” and “receipts in advances, accruals and other payables” under operating activities in the fiscal year ended June 30, 2017 is summarized as below:

Line item affected within the statement of cash flows	Year ended June 30, 2017

Operating activities
Changes in working capital:
- Trade receivables	(9,056,757)
- Deposits, prepayments and other receivables	13,395,033
- Receipts in advance, accruals and other payables	(13,395,033)

Financing activities
Loan made to related party	9,056,757

Please note that no per-share amounts have been affected.

d. The corrections do not have any effect on revenue, retained earnings, equity, or the net assets in the statement of financial position; the Company does not consider that the judgment of a reasonable person relying upon the previously filed consolidated statements of cash flow would have been changed or influenced by the corrections made to such statements. Therefore, the Company has concluded that the corrections are immaterial.

2

Unaudited Pro Forma Condensed Combined Financial Information, page F-25

5.	We note your statement that the audited pro forma condensed combined balance sheet as of March 31, 2018 gives effect to these transactions as if they had occurred on July 1, 2016. Please tell us how your disclosure is consistent with Rule 11-02(b)(6) of Regulation S-X that requires the pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required.

Response: In response to the Staff’s comment, the Company wished to clarify that as the Share Exchange closed on June 29, 2018, the pro forma condensed combined balance sheets as of March 31, 2018 were prepared as this is the most recent period for which a balance sheet is required. There is no difference to the pro forma condensed combined balance sheets whether we assume the transactions had occurred on July 1, 2016 or at the end of the most recent period. We have revised the disclosure on page F-25 of the 8-K/A accordingly.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at +1 (212) 530-2206.

Very truly yours,

/s/ Peng Yang
Peng Yang President and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

3